1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
MARKET RELEASE
Results of the Sibanye-Stillwater Annual General Meeting
Johannesburg, 25 May 2021. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's Annual General Meeting (the
AGM) held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning. In accordance with recommended practice, a poll was conducted on each resolution during the meeting.

The number of shares voted in person or by proxy was 2,422,465,281 representing 82.05% of Sibanye-
Stillwater’s 2,952,585,221 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:
Resolution
% of votes for
the resolution
(1)
% of votes
against the
resolution
(1)
Number of
shares voted
% of Shares
voted
(2)
% of Shares
abstained
(2)
Ordinary Resolution 1 –
Re-appointment of auditors and
Designated Individual Partner
99.97
0.03
2,420,499,351
81.98
0.07
Ordinary Resolution 2 –
Election of a director: SV Zilwa
98.43
1.57
2,419,971,977
81.96
0.08
Ordinary Resolution 3 –
Re-election of a director: RP Menell
98.86
1.14
2,420,104,602
81.97
0.08
Ordinary Resolution 4 –
Re-election of a director: KA Rayner
91.30
8.70
2,420,089,194
81.97
0.08
Ordinary Resolution 5 –
Re-election of a director: JS Vilakazi
99.6
0.31
2,419,870,978
81.96
0.09

Ordinary Resolution 6 –
Election of a member and Chair of
the Audit Committee: KA Rayner

98.90 1.10 2,419,930,962
81.96 0.09
Ordinary Resolution 7 –
Election of a member of the Audit
Committee: TJ Cumming
97.90 2.10 2,419,937,434
81.96 0.09
Ordinary Resolution 8 –
Election of a member of the Audit
Committee: SN Danson
99.67 0.33 2,418,882,766
81.92 0.12
Ordinary Resolution 9 –
Election of a member of the Audit
Committee: RP Menell
96.97 3.03 2,419,523,642
81.95 0.10
Ordinary Resolution 10 –
Election of a member of the Audit
Committee: NG Nika
99.68 0.32 2,419,619,586
81.95 0.10
Ordinary Resolution 11 –
Election of a member of the Audit
Committee: SC van der Merwe
97.13 2.87 2,419,890,134
81.96
0.09
Ordinary Resolution 12 –
Re-election of a member of the
Audit Committee: SV Zilwa
98.75 1.25 2,419,675,418 81.95 0.09
Ordinary Resolution 13 –
Approval for the issue of authorised
but unissued ordinary shares
87.15 12.85 2,418,972,559
81.93 0.12
Ordinary Resolution 14 –
Issuing equity securities for cash
87.71 12.29 2,419,971,188
81.96 0.08
Ordinary Resolution 15 –
Non-binding advisory vote on
Remuneration Policy
88.64 11.36 2,402,775,434
81.38 0.67

Ordinary Resolution 16 –
Non-binding advisory vote on
Remuneration Implementation
Report
79.80
20.20
2,415,868,556
81.82
0.22
Special Resolution 1 –
Approval for the remuneration of
non-executive directors
93.34
6.66
2,418,715,272
81.92
0.13
Special Resolution 2 –
Approval for fees for Investment
Committee members
96.15
3.85
2,410,516,038
81.64
0.40
Special Resolution 3 –
Approval for a per diem allowance
95.64
4.36
2,410,334,164
81.63
0.41
Special Resolution 4 –
Approval for the Company to grant
financial assistance in terms of
sections 44 and 45 of the Act
97.36
2.64
2,418,135,472
81.90
0.15
Special Resolution 5 –
Approval for the acquisition of the
Company’s own shares
81.94
18.06
2,420,038,549
81.96
0.08
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website: www.sibanyestillwater.com

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments;
changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute;
the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility;
operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South
African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities
and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for
the fiscal year ended 31 December 2020.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.